Exhibit 99.1

Ballard and AUDI Sign Definitive Agreements Regarding Use of Industry-Leading High-Power Density Fuel Cell Stack for Vehicle Propulsion

VANCOUVER, BC, Oct. 29, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has signed definitive agreements – in the form of Amendments to the existing Technology Development Agreement and a Patent License Agreement – with AUDI AG related to the non-binding Memorandum of Understanding previously announced in a press release on September 14, 2020, thereby expanding Ballard's right to use the FCgen®-HPS product, a high-performance, zero-emission, proton exchange membrane (PEM) fuel cell stack in all applications, including commercial trucks and passenger cars.

The FCgen®-HPS fuel cell stack provides propulsion for a range of Light-, Medium- and Heavy-Duty vehicles in an industry-leading volumetric high-power density of 4.3 kilowatts per liter (4.3 kW/L). This marks another power density milestone for Ballard over the Company's decades of PEM fuel cell product innovation. The FCgen®-HPS was fully designed and developed by Ballard to stringent automotive standards in the company's Technology Solutions program with AUDI AG.

In addition to its leading high-power density, the FCgen®-HPS delivers a combination of impressive performance metrics, including:

  High power output: up to 140kW maximum power level, with scalability to multiple power blocks;
  High operating temperature: up to 95oC maximum operating temperature, which allows for more efficient and smaller cooling systems; and
  Rugged cold weather capabilities: -28oC freeze start capability with fast power ramp.

More information regarding the FCgen®-HPS fuel cell stack is available here.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2020/29/c5963.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:00e 29-OCT-20